July 7, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Re:	Response to Comment Letter, dated June 23, 2022
Form 10-K for the Year Ended December 31, 2021
File No. 000-56194

Dear Sir:

We have received your comment letter dated June 23, 2022 and are providing the following response to support the accounting treatment of the License Right, as disclosed in the 10-K for the Year Ended December 31, 2021.

Additional Information on the Assets (“CD38 Assets) and Agreements

Coeptis (“The Company”) acquired participation rights to two assets via two purchase agreements:

1) GEAR-CD38-NK and,

2) CD38-SNP-DIAG

GEAR-CD38-NK

GEAR-NK is a natural killer cell-based platform therapy developed by VyGen Bio. Coeptis has acquired a co-development right in respect of, and revenue participation right in, this technology, which is expected to be developed for use in combination with various cancer therapies which target the CD38 protein. The CD38 protein receptor is overexpressed in certain cancers including hematological malignancies and solid tumors. GEAR-CD38-NK is administered through IV therapy together with other cancer therapies with the goal of protecting CD38 and Natural Killer (NK) cells so that the functional disease-targeting NK cells will not be eradicated. GEAR-CD38-NK enables co-existence with CD38 targeting therapies. In other words, GEAR-CD38-NK is administered in combination with other cancer therapies to protect healthy cells.

VyGen Bio is in the discovery-stage achieving proof-of-concept for the GEAR-CD38-NK asset. At the time these rights were acquired by Coeptis, GEAR-CD38-NK achieved stages 1 and 3 for its proof-of-concept schema. There are a total of five stages to achieve comprehensive in vitro proof-of-concept which is expected to be completed in the first quarter of 2023. Upon achieving proof-of-concept, the joint steering committee is expected to proceed with in vivo evaluations.

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CD38-SNP-DIAG

CD38-SNP-DIAG is an in vitro diagnostic technology and a tool that is intended to be used to predict which cancer therapies will produce the optimal outcome for cancer patients. VyGen Bio conceived of and is in the early-stage development of this platform technology for the novel use of single nucleotide polymorphism (SNP) genotyping for determining optimal treatment decisions in B cell malignancies. CD38-SNP-DIAG has the potential to analyze if cancer patients might be appropriate candidates for anti-CD38 monoclonal antibody therapy.

This technology relies on a sample of blood for its use and the next phase of development testing will include larger cohorts to confirm its acceptability for registration in global markets, including the 8 major markets i.e., the United States, the UK, Germany, Spain, France, Italy, China, and Japan. The product is developed initially as a diagnostic tool for daratumumab and isatuximab therapy and VyGen Bio is now initiating proof of concept studies. VyGen Bio’s future plans include testing the diagnostic for additional uses.

In support of the agreements referenced above, Coeptis and VyGen Bio entered into a Co-Development and Steering Committee Agreement (“Joint Steering Committee Agreement”) to formalize the relationship between the parties and establish a joint steering committee. Under the Joint Steering Committee Agreement, Coeptis, irrespective of whether or not the Company is actively involved beyond joint steering committee responsibilities in developing the assets, has irrevocable and perpetual interests in all future potential revenue transactions, including but not limited, net revenues on product sales and the sale of an interest in the product.

1.	Your disclosures related to the agreements with VyGen-Bio, Inc. indicate that you entered into the agreements to jointly develop two VyGen-Bio, Inc. product candidates; however, your response indicates that only VyGen-Bio, Inc. would be undertaking development efforts. Please help us reconcile your disclosures to your response. Also tell us whether the agreements require you to pay for any or all of the R&D costs VyGen-Bio incurs to continues its development of the CD38 Assets and/or if you are required to make payments to VyGen-Bio when they reach any development or regulatory milestones.

Coeptis’ responsibility to the collaboration, as stated in the Joint Steering Committee Agreement, is limited to the activities as defined by the joint steering committee, which currently include assessing market opportunities, intellectual property protection, and potential regulatory strategies. Coeptis has no requirement to pay for any or all the R & D costs. Unless otherwise established by the joint steering committee, VyGen Bio will be responsible for incurring all remaining costs for the development of the assets. Coeptis has no requirement to make payments to VyGen Bio upon any development milestones.

The Company acknowledges the Staff’s comment. For purposes of addressing the Staff’s comment, the Company proposes to add disclosure to Note 3 – License Right, in its next Form 10-Q filing for the quarterly period ended June 30, 2022. This disclosure will address the development efforts to be carried out by VyGen Bio as directed by the joint steering committee, that the agreements do not require additional payments for R&D costs by the Company, and that no additional payments are required upon development or regulatory milestones.

The additional disclosure to Note 3 – License Right would read as follows:

Related to the joint development, Coeptis, under the direction of the joint steering committee, is assessing market opportunities, intellectual property protection, and potential regulatory strategies for the CD38 Assets. VyGen Bio is responsible for development activities conducted and overseen by the scientists at Karolinska Institute. The agreement does not currently require additional payments for R&D costs by Coeptis and no additional payments are required upon development or regulatory milestones.

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2.	With regard to your assessment of Criterion 1, we note your analysis focuses on your R&D projects. As the agreement is for the joint development and commercialization of CD38 Assets, please address your consideration of paragraphs 2.48 through 2.51 of the AICPA Accounting and Valuation Guide as it relates to the status of the CD38 Assets at the time you entered into the agreements with VyGen-Bio. As part of your response, tell us whether the purpose of the agreements was for you to develop your own R&D projects for the CD38 Assets or as a continuation of the current R&D projects already initiated by VyGen-Bio.

The purpose of the arrangement was a continuation of the current R&D project already initiated by VyGen Bio. With regards to paragraphs 2.48 through 2.51 of the Guide as it relates to the status of the CD38 Assets, the Company considered the progress made by VyGen Bio at the time we entered into the agreement.

VyGen Bio incurred costs for GEAR-CD38-NK by taking the following steps, (a) identified target binding sites for CRISPR editing to engineer GEAR-CD38-NK that avoids binding to daratumumab, (b) successfully testing two target edits to date, and (c) ongoing fitness and function evaluations. Based on the Company’s understanding of the scientific data provided by VyGen Bio, the Company believes there is potential therapeutic benefits of the GEAR-CD38-NK. VyGen Bio has already undertaken activities that has resulted in incurring R&D expenses. The Company believes the co-development of the GEAR-CD-NK represents a significant market opportunity. The Company is not aware of any direct competitive products, either approved or in development. As for the IP searches, the Company performed a freedom to operate search in June 2021. The search consisted of U.S. patents and published applications, foreign patents and published applications, and non-patent literature. The general search criteria were engineered NK cells that are resistant to therapeutic antibodies. No direct infringing prior art was identified.

In addition, VyGen Bio has developed a diagnostic tool, CD38-SNP-DIAG, that is well understood and progressing through the pre-registration testing processes. The Company, based on evidence from VyGen Bio, has determined that full development of the diagnostic tool is probable and can be used to predict which cancer therapies will produce optimal outcomes. It is reasonable to anticipate that this diagnostic tool may lead to further drug development for the treatment for cancer. VyGen Bio has gathered enough scientific data to decide to advance this into further testing for consistency and the possibility of additional diagnostic uses.

The Company considered the other factors listed in paragraph 2.49 of the guide noted as follows:

•	the Company entered into the VyGen Bio agreements to obtain co-development rights and rights to participate in the revenue streams produced by the CD38 Assets,
•	the Company considered the impact of potential competition and other factors, including health authority approval timing and commercialization challenges, i.e., distribution, manufacturing, and pricing on the potential economic benefits of the project.
•	the Company considered current project funding and may consider assisting in future funding needs, if needed and agreed to by the joint steering committee. This assistance would include the potential involvement in future capital raises or partnering or sub-licensing.
•	the Company has been able to make reasonably reliable estimates of the project’s completion date for achieving proof-of-concept plans.
•	The Company has been able to make reasonably reliable estimates of costs to complete proof-of-concept plans.

The Company believes at the time of the establishment of the relationship with VyGen Bio, based on data presented by VyGen Bio, that there had been sufficient R&D activities undertaken for the development of the CD38 Assets such that at the acquisition date, the acquired projects have substance.

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3.	Your response discusses multiple alternative uses including to pursue FDA approval for the commercialization of the CD38 assets, to sell your rights to the CD38 assets to a third party, and to sell the CD38 assets to a third party. Please address the following:
•	Help us understand which of these uses you intended to pursue at the time of entering into the agreements.
•	In regards to the sale of your rights to the CD38 assets or the sale of the CD38 assets, tell us whether you have control over the ability to sell and whether approvals are required from other parties.
•	Your response indicates that you are in early discovery/pre-clinical stages in regard to these assets. Provide us with more details regarding the current development status of the CD38 assets and the progress towards approval in the country/countries in which the CD38 assets are intended to be sold. Please help us better understand your basis for anticipating economic benefit given the current development status.
•	It would appear that the lack of FDA approval would also impact the economic benefit that would be realized from selling your rights or the assets. Please tell us what consideration you gave to this in your analysis.

At the time the Company entered into the agreements, the Company’s intention was to allow sufficient time for VyGen Bio to complete the in vitro proof-of-concept for the GEAR-CD38-NK. The Company believes this process will be completed by the first quarter of 2023. The Company believes this approach has the potential for the greatest near-term economic benefit. However, this is not the only potential economic benefit. Additional alternatives exist for potential economic benefit by way of alternative future uses of the assets. The determination and evaluation of alternative future uses is a complex process dependent on specific facts and circumstances which involves the exercise of judgement.

The Company may sell or license its right to another party, with the written consent of VyGen Bio, which cannot be unreasonably withheld. At the time the Company entered into the arrangement, there is perceived value in the CD38 assets and based on publicly disclosed current business deals in cell therapies, there is a developing market for these innovative technologies. Therefore, the Company believes that any negative results from the in vitro proof-of-concept or other testing would not result in abandoning the project.

The Company believes GEAR-CD38-NK provides opportunity to increase patient outcomes and tolerability of treatment because VyGen Bio has data to show that it protects CD38 target sites on NK cells to prevent binding to daratumumab (two sites confirmed thus far). In vitro proof-of-concept has been established for GEAR-CD38-NK demonstrating that natural killer cells that evade daratumumab-binding are functional. Additional proof-of-concept for CD38 cell therapy is possible and thus creates value in the GEAR-CD38-NK technology.

The Company believes CD38-SNP-DIAG provides opportunity to make more cost-effective medical decisions for the treatment of B cell malignancies with high CD38 expression, including multiple myeloma, which may help to avoid unnecessary administration of anti-CD38 therapies. CD38-SNP-DIAG is anticipated to reduce the number of patients that are subjected to ineffective therapy and to potentially result in significant savings to healthcare systems. CD38-SNP-DIAG is viewed as a potential companion diagnostic for determining patient suitability and likelihood of positive treatment outcomes for CD38-GEAR-NK and/or CD38 monoclonal antibody therapies.

The Company respectfully submits that it would still anticipate economic benefit from these two assets as an innovative cell therapy because this is a significant discovery and VyGen Bio has ongoing discussions with third parties who are interested in the technologies. Therefore, the Company’s alternative future use is not dependent on FDA approval or the success of in vitro proof-of-concept for a single asset use.

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4.	With regard to your assessment of Criterion 2, we note your reference to paragraph 3.22 of the AICPA Accounting and Valuation Guide. This paragraph states in part, "[t]he task force believes that studies for toxicity represent a contingency that must be resolved before an alternative future use is reasonably expected to occur. Unless the compound successfully completes the toxicity studies for the indication for cancers, it will not be considered for use in treating any other disease." With reference to Exhibit 2-1 Phases of Development in the Pharmaceutical Industry in the AICPA Accounting and Valuation Guide, please tell us which clinical stage the CD38 Assets are in and whether they have completed the studies for toxicity. If the early development phase of testing for the CD38 Assets has not been completed, help us understand how you were able to conclude that there would still be economic benefit associated with the CD38 Assets in the event of negative results and that you would be able to proceed with clinical trials under other indications.

VyGen Bio has not yet completed a successful in vivo toxicity study with GEAR-CD38-NK for its initial candidate, which is, for use in combination with daratumumab for multiple myeloma. The Company recognizes that the Guide references toxicity for a ‘compound’ as a contingency that must be resolved before an alternative future use is reasonably expected to occur; however, the Company respectfully submits that the functionality of GEAR-CD38-NK is a platform technology which has multiple applications and uses. GEAR-CD38-NK is made to be co-administered with anti-CD38 monoclonal antibodies (i.e., daratumumab, isatuximab) for the treatment of CD38 cancers (i.e., Multiple Myeloma, Acute Myeloid Leukemia, Chronic Lymphocytic Leukemia, Mantle Cell Lymphoma, Follicular Lymphoma, Diffuse Large B-Cell Lymphoma, Classical Hodgkin Lymphoma). For this reason, the Company does not believe that the lack of toxicity data at this stage would be limiting to the consideration for alternative future use.

Additionally, CD38-SNP-DIAG, which will be considered a medical device for registration purposes, will not be required to demonstrate in vivo safety and thereby, no toxicity studies will be necessary. It is being developed as an in vitro screening tool to pre-determine which patients are most likely to benefit from targeted mAb therapies, either as monotherapy or in combination with GEAR-NK products. The GEAR-Diagnostic platform is designed to ensure optimal patient selection, which would result in significant savings to healthcare systems and prevent patients from being subjected to ineffective therapy along with the associated side-effects, which are sometimes serious and adverse.

The Company reasonably expects that it will use the acquired rights to the CD38 Assets to provide an economic benefit either as intended and developed by VyGen Bio or in an alternative manner; Coeptis anticipates economic benefit from the alternative use.

Paragraph 3.14 of the Guide states that:

For purposes of this guide, reasonably expected is used in the context of its meaning as provided in footnote 18 of paragraph 25 of FASB Concepts Statement No. 6, Elements of Financial Statements (that is, believed on the basis of available evidence or logic but is neither certain nor proved). The task force believes that reasonably expected connotes a slightly greater than 50-percent chance of occurring.

Within this context, it is expected that the Company would satisfy this criterion based upon the exercise of a high degree of judgment and subjectivity but using facts and analysis that are otherwise consistent with its business purposes and plans. As discussed below, Coeptis respectfully submits that it believes there is greater than a 50% likelihood of both alternative future use and economic benefit.

At the time the Company entered into the agreements and currently, the Company believes that the pursuit of FDA approval for the use of CD38 Assets in the U.S. for at least one indication or one medical device approval is at least reasonably expected.

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Additionally, the Company anticipates economic benefit from the alternative use. The Company based this conclusion on the following facts:

1. There is a market/precedence for innovative cell therapies.

2. There is a market/precedence for innovative diagnostic tools, i.e., Cologuard®

3. The CD38 Assets are both platform technologies and there is more than one indication or use for the products.

We thank the Staff for its review and comments. We are available for a call or further correspondence should you have any questions or require additional information.

Sincerely,

/s/ Christine Sheehy

Chief Financial Officer

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